Exhibit 99.1

Viomi Technology Co., Ltd Announces Release of First Half 2025 Financial Results on November 10, 2025 and US$20 Million Share Repurchase Plan

GUANGZHOU, China, October 24, 2025 -- Viomi Technology Co., Ltd (“Viomi” or the “Company”) (NASDAQ: VIOT), a leading technology company for home water solutions in China, today announced that it will report its unaudited financial results for the six months ended June 30, 2025 on November 10, 2025, before the open of the U.S. markets.

In addition, as a part of its continuous commitment to enhancing shareholder value, the Company’s board of directors has approved a new share repurchase plan under which the Company may repurchase up to US$20 million worth of its American depositary shares, ending on December 31, 2027.

Mr. Xiaoping Chen, Founder, Chairman and Chief Executive Officer of Viomi, commented, “The Company’s new share repurchase program underscores our confidence in Viomi’s business outlook and our commitment to maximizing long-term shareholder value. We believe this program will support the Company’s development while creating sustainable value for our consumers and shareholders in the long run.”

The share repurchases under the new share repurchase plan may be effected from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions, and will be implemented in accordance with applicable rules and regulations. The Company expects to fund the repurchases out of its existing cash balance.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Viomi’s strategic and operational plans, contain forward-looking statements. Viomi may also make written or oral forward-looking statements in its periodic reports to the United States Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to Fourth parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; the cooperation with Xiaomi, the recognition of the Company’s brand; trends and competition in global IoT-enabled smart home market; development and commercialization of new products, services and technologies; governmental policies and relevant regulatory environment relating to the Company’s industry and/or aspects of the business operations and general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Viomi Technology

Viomi’s mission is “AI for Better Water,” utilizing AI technology to provide better drinking water solutions for households worldwide.

As an industry-leading technology company in home water solutions, Viomi has developed a distinctive “Equipment + Consumables” business model. By leveraging its expertise in AI technology, intelligent hardware and software development, the Company simplifies filter replacement and enhances water quality monitoring, thereby increasing the filter replacement rate. Its continuous technological innovations extend filter lifespan and lower user costs, promoting the adoption of water purifiers and supporting a healthy lifestyle while effectively addressing the rising global demand for cleaner, fresher and healthier drinking water. The Company operates a world-leading “Water Purifier Gigafactory” with an integrated industrial chain that boasts optimal efficiency and facilitates continuous breakthroughs in water purification. This state-of-the-art facility enables Viomi to achieve economies of scale and accelerate the global popularization of residential water filtration.

For more information, please visit: http://ir.viomi.com.

For investor and media inquiries, please contact:

Viomi Technology Co., Ltd

Claire Ji

E-mail: ir@viomi.com.cn

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: viomi@tpg-ir.com